MEMORANDUM OF RESPONSES
TO ORAL COMMENTS OF SEC STAFF

April 24, 2008

Via EDGAR System

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Chaconia Income and Growth Fund, Inc. Form N-CSA and Form N-SAR Registration No. 811-06194

Dear Ms. DiAngelo:

        This memorandum sets forth the responses of the Chaconia Income and Growth Fund, Inc. (the “Fund”) to the oral comments of the staff of the Securities and Exchange Commission, Division of Investment Management (the “Staff”), made on April 4, 2008, respecting the Form N-CSR and Form N-SAR of the Fund (File No. 811-6194), filed on March 10, 2008 and February 29, 2008, respectively, for the fiscal year ending December 31, 2007. The comments of the Staff are provided below (in italics) along with the corresponding response of the Fund.

Form N-CSR

1.	The Staff noted that the Fund has a redemption fee under certain circumstances and requested that the line item titled “Net asset value, redemption price and offering price per share” on page 9 of the Fund’s N-CSR filing include a footnote explaining that the stated amount could differ because a redemption fee may be charged in certain circumstances.

Response: The Fund will make the requested change in future filings of the Fund's N-CSR.

2.	The Staff noted that the Directors and Officers section of the Report to Stockholders on pages 16 and 17 of the Fund’s N-CSR filing does not include a statement that “the Statement of Additional Information includes additional information about Fund directors and is available, without charge, upon request, and a toll-free (or collect) telephone number for shareholders to call to request the Statement of Additional Information,” as required by Item 22(b)(6) of Form N-1A. The Staff requested that such a statement be included in future filings of the Fund’s N-CSR.

Response: The Fund will include the requested statement in future filings of the Fund’s N-CSR.

3.	The Staff noted that Item 4(e)(2) of Form N-CSR requires that the Fund disclose the percentage of services described in each of paragraphs (b) through (d) of that Item that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. The Staff noted that the Fund’s N-CSR filing did not disclose such information and requested that it be addressed in future filings.

Response: The disclosure to paragraphs (b) through (d) of Item 4(e)(2) of the Fund’s N-CSR should have been “none”. In future N-CSR filings, the Fund will disclose the percentage of services described in each of paragraphs (b) through (d) of Item 4(e)(2) that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

4.	The Staff noted that the Fund’s website that is referenced in the Fund’s N-CSR filing contained the 2006 Prospectus only. The Staff requested that the 2006 Prospectus on the website be replaced with the 2007 Prospectus.

Response: The Fund has replaced the 2006 Prospectus with the 2007 Prospectus on the Fund's website.

Form N-SAR

5.	The Staff noted that on Exhibit 99-77B to the annual report, the accountant’s report on the internal control should indicate the city and state where the accountant’s report was issued. The Staff noted that the city and state were not indicated on the accountant’s report of the Fund’s annual report.

Response: In future filings, the Fund will ensure that the city and state are listed on the accountant’s report.

        As requested by the Staff, the Fund has enclosed a “Tandy” statement with this letter. Should any questions arise in connection with this memorandum, or should the Staff desire additional information, please contact Jeffery R. Atkin at (213) 972-4557 or Richard L. Teigen at (414) 297-5660 of Foley & Lardner LLP.

Very truly yours,
The Chaconia Income and Growth Fund, Inc.
/s/ Gayle Daniel-Worrel
Gayle Daniel-Worrel, President

The Chaconia Income and Growth Fund, Inc.

April 24, 2008

VIA EDGAR SYSTEM

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	The Chaconia Income and Growth Fund, Inc. Registration No. 811-6194

Ladies and Gentlemen:

        The Chaconia Income and Growth Fund, Inc. (the “Company”) acknowledges the following:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the registration statement of the Company effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
The Chaconia Income and Growth Fund, Inc.
/s/ Gayle Daniel-Worrel
Gayle Daniel-Worrel, President

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